UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    EGL, Inc.
                                (NAME OF ISSUER)


                    Common Stock, par value $0.001 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   268484 10 2
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                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

    ------------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 March 18, 2007
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------

      EXPLANATORY NOTES: This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on January 22, 2007, as amended by Amendment No. 1 thereto filed on February 8, 2007 and Amendment No. 2 thereto filed on February 27, 2007 (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The disclosure in Item 3 is hereby amended and restated in its entirety as follows:

      The aggregate value of the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger, dated as of March 18, 2007, among Talon Acquisition Co. ("Merger Sub"), Talon Holdings Corp. ("Parent"), and the Issuer (the "Merger Agreement"), which are described in Item 4 below, including debt incurred in connection with the Transactions, is approximately $1.7 billion.

      In separate Sponsor Equity Commitment Letters, each dated March 18, 2007 (the "Sponsor Equity Commitment Letters"), Centerbridge and Woodbridge agreed, subject to certain conditions, to contribute cash to Parent, totaling $307,900,000 in the aggregate, in exchange for equity interests in Parent ("Parent Equity"), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibit 7.05 and Exhibit 7.06 and incorporated by reference in their entirety into this Item 3.

      In addition, Mr. Crane entered into a Rollover Equity Commitment Letter, dated as of March 18, 2007 (the "Rollover Equity Commitment Letter"), pursuant to which Mr. Crane agreed, subject to certain conditions, to contribute up to 7,056,063 shares of EGL Common Stock (valued at the $38.00 per share merger consideration) (the "Rollover Shares") and $52,027,606 in cash to Parent in exchange for Parent Equity. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as
Exhibit 7.07 and incorporated by reference in its entirety into this Item 3. The other Reporting Persons intend to contribute all or portion of their EGL Common Stock or the after-tax proceeds of their options or restricted stock received in the merger for Parent Equity, which would reduce the amounts required to be funded by Mr. Crane, Centerbridge and Woodbridge. The total equity to be contributed by Centerbridge, Woodbridge, Mr. Crane and the other Reporting Persons is expected to be approximately $628 million.

      In addition, Parent entered into a Senior Unsecured Debt Commitment Letter (the "Senior Unsecured Debt Commitment Letter"), dated as of March 18, 2007,


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with Woodbridge (in such capacity, the "Subordinated Lender"), pursuant to which the Subordinated Lender committed to provide, subject to certain conditions, $300 million pursuant to a senior unsecured term loan facility. Parent also entered into a Senior Secured Debt Commitment Letter (the "Senior Secured Debt Commitment Letter"), dated as of March 18, 2007, with Merrill Lynch Capital Corporation, Wachovia Bank, National Association, and Wachovia Capital Markets, LLC (collectively, the "Senior Lenders"), pursuant to which the Senior Lenders committed to provide, subject to certain conditions, up to $960 million in senior debt financing through a term loan facility in the amount of $810 million and a revolving credit facility of up to $150 million. The financing from the Senior Unsecured Debt Commitment Letter and the Senior Secured Debt Commitment Letter will be used to fund the merger consideration under the Merger Agreement, pay certain expenses, refinance existing debt, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. The summaries of the Senior Unsecured Debt Commitment Letter and the Senior Secured Debt Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the Senior Unsecured Debt Commitment Letter and the Senior Secured Debt Commitment Letter, which are attached hereto as Exhibit 7.08 and Exhibit 7.09 and incorporated by reference in their entirety into this Item 3. Total funded indebtedness of the Issuer following the consummation of the Transactions is expected to be approximately $1.11 billion.

      Finally, in separate Limited Guarantees, each dated as of March 18, 2007 (the "Guarantees"), each of Mr. Crane, Centerbridge and Woodbridge unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of Parent's and Merger Sub's payment obligations under the Merger Agreement. This summary of the Guarantees does not purport to be complete and is qualified in its entirety by reference to the Guarantees, which are attached hereto as Exhibits 7.10 through 7.12 and incorporated by reference in their entirety into this Item 3.

      ITEM 4.  PURPOSE OF TRANSACTION.

      The disclosure in Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

      On March 19, 2007, the Issuer announced in a Press Release (the "Press Release") that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares contributed to Parent by Mr. Crane and the other Reporting Persons and owned by Parent or Merger Sub at the effective time of the merger contemplated by the Merger Agreement) would be converted into the right to receive $38.00 per share in cash. The Press Release is attached hereto as Exhibit 7.13 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.14 and incorporated by reference in its entirety into this Item 4.

      In connection with the Transactions, Mr. Crane entered into a Voting Agreement with Parent and Merger Sub, dated as of March 18, 2007 (the "Voting Agreement"), pursuant to which Mr. Crane agreed, subject to certain conditions, to vote his EGL Common Stock in favor of the adoption of the Merger Agreement


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and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

      Centerbridge, Woodbridge and Mr. Crane entered into a Interim Stockholders Agreement of Parent, dated as of March 18, 2007 (the "Interim Stockholders Agreement"), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by Parent or Merger Sub. This summary of the Interim Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Stockholders Agreement, which is attached hereto as
Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

      The purpose of the Transactions is to acquire all of the outstanding EGL Common Stock (other than Rollover Shares). If the Transactions are consummated, the EGL Common Stock of the Issuer will be delisted from the NASDAQ Stock Market and will cease to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Issuer will be privately held by Mr. Crane, Centerbridge, Woodbridge, and the other Reporting Persons.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The disclosure in Item 6 is hereby amended and restated in its entirety as follows:

      The information set forth or incorporated by reference in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

      ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.




Exhibit     Sponsor Equity Commitment Letter, dated March 18, 2007, entered
   7.05     into by Centerbridge Capital Partners, L.P., Centerbridge Capital
            Partners Strategic, L.P. and Centerbridge Capital Partners SBS,
            L.P.

Exhibit     Sponsor Equity Commitment Letter, dated March 18, 2007, entered
   7.06     into by The Woodbridge Company Limited.

Exhibit     Rollover Equity Commitment Letter, dated March 18, 2007, entered
   7.07     into by James R. Crane.



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



Exhibit     Senior Unsecured Debt Commitment Letter, dated as of March 18, 2007,
   7.08     entered into by The Woodbridge Company Limited.

Exhibit     Senior Secured Debt Commitment Letter, dated as of March 18, 2007,
   7.09     entered into by Merrill Lynch Capital Corporation, Wachovia Bank,
            National Association, and Wachovia Capital Markets, LLC.

Exhibit     Limited Guarantee, dated as of March 18, 2007, entered into by
   7.10     James R. Crane.

Exhibit     Limited Guarantee, dated as of March 18, 2007, entered into by
   7.11     Centerbridge Capital Partners, L.P., Centerbridge Capital Partners
            Strategic, L.P. and Centerbridge Capital Partners SBS, L.P.

Exhibit     Limited Guarantee, dated as of March 18, 2007, entered into by The
   7.12     Woodbridge Company Limited.

Exhibit     Press Release, dated as of March 19, 2007
   7.13

Exhibit     Agreement and Plan of Merger, dated as of March 18, 2007, by and
   7.14     among Talon Holdings Corp., Talon Acquisition Co. and EGL, Inc.

Exhibit     Voting Agreement, dated as of March 18, 2007, by and among Talon
   7.15     Holdings Corp., Talon Acquisition Co. and James R. Crane

Exhibit     Interim Stockholders Agreement, dated as of March 18, 2007, by and
   7.16     among Centerbridge Capital Partners, L.P., Centerbridge Capital
            Partners Strategic, L.P. and Centerbridge Capital Partners SBS,
            L.P., The Woodbridge Company Limited, and James R. Crane







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                                   Signatures
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: March 20, 2007



                                                             *
                                            ------------------------------------
                                            JAMES R. CRANE



                                                             *
                                            ------------------------------------
                                            E. JOSEPH BENTO



                                                             *
                                            ------------------------------------
                                            RONALD E. TALLEY



                                                             *
                                            ------------------------------------
                                            GREGORY WEIGEL



                                                             *
                                            ------------------------------------
                                            KEITH WINTERS



                                                             *
                                            ------------------------------------
                                            VITTORIO FAVATI




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* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                             /S/MARGARET BARRADAS
                                            ------------------------------------
                                            MARGARET BARRADAS






















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